S 18005147

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 28th Floor
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Edwards (213) 830-6229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

yu

DB

OATH OR AFFIRMATION

I, John B. Edwards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCM Investments, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer, FINOP

Title

Please see attached Jurat.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE FOR JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2018, by John B. Edwards, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

ALECIA D. TOWNSEND
Commission # 2128868
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2019

Alecia D. Townsend
Notary Public

(Seal of Notary)

Description of Attached Document: SEC Form X-17 A-5 Part III

OCM INVESTMENTS, LLC

CONTENTS

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

The Member
OCM Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OCM Investments, LLC (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young

We have served as the Company's auditor since 2014.

February 28, 2018

OCM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS		
Cash	$	269,713
Prepaid expenses		119,724
Deposits		6,454
Total assets	$	395,891
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	54,950
Payable to related party		13,237
Total liabilities		68,187
Member's equity		327,704
Total liabilities and member's equity	$	395,891

See accompanying notes to financial statements.

OCM INVESTMENTS, LLC

STATEMENT OF INCOME

Year Ended December 31, 2017

Revenues	
Servicing fees from related party	$ 226,912
Expenses	
FINRA fees and other licensing charges	140,590
Professional fees	50,051
Taxes and other assessments	13,200
Insurance and other	2,442
Total expenses	206,283
Net income	$ 20,629

See accompanying notes to financial statements.

OCM INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2017		
Member's equity, beginning of year	$	307,075
Net income		20,629
Member's equity, end of year	$	327,704

See accompanying notes to financial statements.

OCM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017		
Cash flows from operating activities		
Net income	$	20,629
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(9,466)
Deposits		5,650
Accounts payable and accrued expenses		4,177
Payable to related party		4,484
Net cash provided by operating activities		25,474
Net increase in cash		25,474
Cash, beginning of year		244,239
Cash, end of year	$	269,713

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

OCM Investments, LLC (the "Company") is a securities broker-dealer whose business consists of (i) acting as placement agent for the private placement of interests in limited partnerships and other pooled vehicles managed by an affiliated investment adviser, Oaktree Capital Management, L.P. ("Oaktree"), and (ii) the offer, sale and promotion of mutual fund shares issued by funds managed by Oaktree. The Company, a wholly-owned subsidiary of Oaktree, is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Revenues from servicing fees are recognized on the accrual basis as earned.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax returns. The Company is subject to a state annual minimum franchise tax and limited liability company fee.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2014.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the period from January 1, 2017 to December 31, 2017, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2014, the FASB issued guidance on revenue recognition that superseded most existing revenue recognition guidance, including industry-specific guidance. The guidance outlined a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and provides a largely principles-based framework for addressing revenue recognition issues on a comprehensive basis. Under the guidance, revenue is recognized when an entity satisfies a performance obligation by transferring control of a promised good or service to a customer in an amount that reflects the consideration for which the entity expects to be entitled for that good or service. The guidance also requires qualitative and quantitative disclosures about revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts, significant judgments and changes in those judgments made by management in recognizing revenue, disaggregation of revenue, and information about contract balances. The Company will adopt the guidance on January 1, 2018 on a modified retrospective basis. The effect of adopting the new standard on the entity's 2018 total revenue is not expected to be material. The entity also does not expect a material effect to the statement of financial condition.

2. Related party transactions

In accordance with the Company's limited liability agreement, Oaktree pays the Company a fee for services provided equivalent to 110 percent of costs incurred by the Company in its operations. For the year ended December 31, 2017, fees received by the Company totaled $226,912. Oaktree is the managing member of the Company.

Pursuant to the Company's expense sharing agreement, Oaktree pays all shared overhead expenses of the Company, such as compensation, benefits, rent and other expenses incurred in maintaining the Company's place of business. The Company has no obligation to repay Oaktree for such costs.

The Company has a payable to Oaktree of $13,237 at December 31, 2017.

3. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $201,526, which was $196,526 in excess of its minimum net capital requirement of $5,000.

4. Concentration of credit risk

The Company maintains its cash balances at a financial institution, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from this counterparty.

5. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that does not hold customer funds or securities or carry accounts of customers; accordingly, no funds are required to be segregated.

6. Commitments and contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2018. Subsequent events have been evaluated through this date.

OCM INVESTMENTS, LLC

SUPPLEMENTAL INFORMATION
SCHEDULE 1. COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Member's equity		$ 327,704
Less nonallowable assets:		
Prepaid expenses		119,724
Deposits		6,454
		126,178
Net capital		$ 201,526
Aggregate indebtedness		$ 68,187
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 4,546
Excess net capital ($201,526 - $5,000)		$ 196,526
Percentage of aggregate indebtedness to net capital	$ 68,187 / $ 201,526	34%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.

OCM INVESTMENTS, LLC

SUPPLEMENTAL INFORMATION
SCHEDULE 2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that does not hold customer funds or securities or carry accounts of customers; accordingly, no funds are required to be segregated.

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
OCM Investments, LLC

We have reviewed management's statements, included in the accompanying OCM Investments, LLC Exemption Report, in which (1) OCM Investments, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

February 28, 2018

OCM Investments, LLC's Exemption Report

OCM Investments, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §15c3-3(k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. §15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 without exception.

OCM Investments, LLC

I, John Edwards, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Chief Financial Officer, FINOP
February 28, 2018

OCM INVESTMENTS, LLC
(SEC FILE NUMBER 8-66176)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

OAKTREE

Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th floor
Los Angeles, CA 90071 USA
p 213 830-6229 f 213 830-8529
jedwards@oaktreecapital.com

John B. Edwards
Managing Director

February 28, 2018

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
415

Securities & Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, NE
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Re: OCM Investments, LLC (CRD No. 128803)
SEC Rule 17a-5 – December 31, 2017 Annual Audited Financial Statements

Dear Sir or Madam:

Pursuant to SEC Rule 17a-5, enclosed are two manually executed copies of the December 31, 2017 annual audited financial statements and exemption report of OCM Investments, LLC (SEC File No. 8-66176), together with the reports of our independent registered public accounting firm.

Sincerely,

John B. Edwards
Financial and Operations Principal
OCM Investments, LLC

Enclosures

cc: SEC, Los Angeles, CA (with one copy of each enclosure)